

RECEIVED



05008253

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

Paris, May 4, 2005

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

SUPPL

Dear Sirs,

Please find enclosed the offer to purchase for cash up to 6,250,000 of its Ordinary Shares at a purchase price of Euro 40 per share, ex-dividend, together with the free translation of the press release issued in French language.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

Encl. 1

PROCESSED
MAY 2 4 2005
THOMSON
FINANCIAL



OFFER TO PURCHASE FOR CASH

UP TO 6,250,000 OF ITS ORDINARY SHARES AT A PURCHASE PRICE OF €40 PER SHARE, EX-DIVIDEND

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. CENTRAL EUROPEAN TIME, ON FRIDAY, JUNE 3, 2005, UNLESS THE OFFER IS EXTENDED.

Valeo's shares are listed and traded on the Eurolist market of Euronext ("Euronext"). On March 7, 2005, the date of the initial public announcement of the Offer, the closing price of the shares on Euronext was €35.51. On May 3, 2005, the closing price of the shares on Euronext was €33.80.

Questions and requests for assistance may be directed to Valeo, at its address and telephone number listed at the end of this document.

Valeo is not making the Offer to, and will not accept any tendered securities from, security holders in any jurisdiction where it would be illegal to do so. However, Valeo may, at its discretion, take any actions necessary for it to make the Offer to security holders in any such jurisdiction.

VALEO HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON ITS BEHALF AS TO WHETHER SHAREHOLDERS SHOULD OR SHOULD NOT TENDER THEIR SHARES IN THE OFFER. SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT AND ON THEIR OWN ANALYSIS OF PUBLICLY AVAILABLE INFORMATION RELATING TO VALEO. VALEO HAS NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT. ANY RECOMMENDATION OR REPRESENTATION TO SHAREHOLDERS OR ANY INFORMATION GIVEN TO SHAREHOLDERS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY VALEO.

May 4, 2005

This Memorandum summarizes certain terms of the public tender offer for the repurchase of ordinary shares of Valeo (the "Offer") commenced on May 6, 2005. This Memorandum does not purport to summarize or describe matters other than the foregoing, and in particular Valeo's business or financial condition.

Terms of the Offer:

The Offer	Valeo is offering to purchase up to 6,250,000 of its ordinary shares. This represents approximately 7.5% of the outstanding shares of Valeo (on a non-diluted basis). All shares repurchased in the Offer will be cancelled.
Offer Period	May 6, 2005 through 5:00 p.m. Central European Time on June 3, 2005.
Offer Price	€40 per share, ex-dividend. The maximum aggregate amount of the Offer is €250 million. The Offer Price represents a premium of 21.7% over the average price of the shares during the three months preceding the initial announcement of the Offer on March 7, 2005. See "Appraisal of Offer Price."
Payment of Offer Price	The Offer Price will be paid promptly in accordance with French law. Payment will be made after tenders have been counted and centralized by French intermediaries and clearing agencies, and following the confirmation of the reduction in capital resulting from the Offer by Valeo's Board of Directors. Payment is expected to be made on or about June 21, 2005.
Purpose of the Offer	The Offer is intended to optimize Valeo's financial structure and to improve the yield for shareholders, without altering the company's strategy of seeking organic growth and targeted acquisitions. No changes will be made to the company's corporate purpose, management, or work force as a result of the Offer. Valeo shares will continue to be listed on Euronext.
Offer Structure	The Offer will be conducted in two formats: an *offre publique de rachat d'actions* ("OPRA") (a public tender offer to repurchase shares), and an *offre publique d'achat simplifiée* ("OPAS") (a simplified public tender offer). Shareholders must tender all the shares they wish to tender within one format. The price offered for each format will be the same; the difference between the two formats is the tax treatment under French law, which may have significant consequences for U.S. holders and other holders not resident in France. See "Taxation." The rules on pro-ration will be different for each method (see "Pro-rata Reduction Rules" below). The total amount of shares for both the OPRA and OPAS is 6,250,000. The amount of shares allocated to each format will be determined at the close of the Offer Period in proportion to the number of shares tendered under each format.
Pro-Rata Reduction Rules	If more than 6,250,000 shares are tendered pursuant to the Offer, the shares tendered by each shareholder will be subject to a pro-rata reduction on the following basis: • If the shares tendered under the OPRA format exceed the number of shares allocated to this format, the shares tendered by each shareholder will be reduced in proportion to the total number of shares held by that shareholder, compared to the number of shares held by all shareholders who tender in the OPRA. Thus, at the time they tender their shares, shareholders tendering under the OPRA format must also declare the number of shares they own

(held in their account with their broker) that they are not tendering, and instruct their broker to block the shares that they are not tendering until the results of the Offer are published in France (expected to occur on June 16, 2005).

- If the shares tendered under the OPAS format exceed the number of shares allocated to this format, the shares tendered by each shareholder will be reduced in proportion to the number of shares tendered by each shareholder tendering in the OPAS.

Shares that are not accepted following the pro-rata reduction will be returned to their respective shareholders.

How to Tender Ordinary Shares

US holders of Valeo shares wishing to tender their shares pursuant to the Offer should contact the brokers through which they hold their shares to instruct them to tender their shares for repurchase under the OPRA format or for sale under the OPAS format, no later than at the close of the Offer Period. Orders to tender must be placed through French financial intermediaries. US holders that hold their shares through brokers in the United States or elsewhere should contact their brokers well in advance of the end of the Offer Period, so that those brokers have time to place the order to tender through their French correspondents.

Shareholders of shares held in the *nominatif pur* form must request that Valeo convert them into *nominatif administré* form prior to tendering their shares.

Shares tendered pursuant to the Offer must not be subject to any pledge or any restriction whatsoever.

Withdrawal Rights

Shareholders who tender their shares may withdraw their shares at any time until the close of the Offer Period. Following the close of the Offer Period, the tenders are irrevocable.

Share Options and Convertible and/or Exchangeable Bonds

- Holders of share subscription options must exercise their options such that they can tender the related shares before the end of the Offer Period. The number of shares deliverable upon exercise of share subscription options or share purchase options that remain unexercised at the close of the Offer Period will be adjusted. As of March 31, 2005, 2,540,025 share subscription options exercisable during the Offer Period were outstanding, with exercise prices ranging from €23.51 to €70.32 per share.
- Holders of convertible and/or exchangeable bonds must convert or exchange their bonds such that they can then tender the related shares before the end of the Offer Period. The conversion or exchange ratio for the convertible and/or exchangeable bonds not converted or exchanged at the close of the Offer Period will be adjusted. On July 25, 2003, Valeo issued 9,975,754 bonds convertible and/or exchangeable into one Valeo share per bond ("OCEANEs"), maturing on January 1, 2011. The OCEANEs were issued with a par value of €46.40 and an interest rate of 2.375% per year, and were convertible and/or exchangeable beginning on August 4, 2003. On March 31, 2005, 9,975,754 OCEANEs were outstanding.

ADR Holders

Holders of American Depositary Receipts ("ADRs") must convert their ADRs to ordinary shares in such a manner that they receive the ordinary shares in time to tender them before

	the expiration of the Offer Period. ADR holders will be responsible for paying any fees of the depositary or other costs relating to the conversion of ADRs to ordinary shares.
Dividend Rights	Valeo intends to distribute a dividend of €1.10 per share on May 16, 2005. Shareholders tendering shares pursuant to the Offer will receive this distribution.
Financing of the Offer	The maximum amount of the Offer is €250 million. The Offer is expected to be financed from Valeo's cash on hand, issuance of commercial paper, and issuance of bonds or private placements.
Undertakings to Tender	To Valeo's knowledge, no shareholders have indicated whether they will tender their shares. Valeo does not intend to tender its treasury shares in the Offer.

Effect of the Offer on Valeo's Shareholding, Financial Statements, and Market Capitalization:

Effect on Share Capital Distribution and Voting Rights

On March 31, 2005, Valeo's share capital was divided into 83,709,024 shares. The share capital distribution and voting rights on March 31, 2005, as reported in declarations of beneficial ownership delivered by shareholders to Valeo, were as follows:

Shareholder	Number of Shares	% of Share Capital	Number of Voting Rights**	% of Voting Rights
Wendel Investissement (formerly CGIP)*	8,186,045*	9.78	8,186,045	9.67
Caisse des Dépôts et Consignations (CDC)	5,367,080	6.41	6,982,835	8.25
Franklin Templeton Group	8,465,610	10.11	8,465,610	10.00
Public	60,867,035	72.71	61,031,197	72.08
Treasury shares	823,254	0.98	0	0.00
Total	**83,709,024**	**100.00**	**84,665,687**	**100.00**

* Certain shares held by Wendel Investissement correspond to bonds exchangeable for Valeo shares issued in April 2002 for an amount of €408.8 million with a ratio of one share per bond and maturing on May 27, 2005.

** Registered shares listed under the same shareholder name for at least four years have double voting rights.

Valeo does not intend to tender its treasury shares pursuant to the Offer. If all other shares are tendered, the shareholder distribution will change as follows, after cancellation of the tendered shares:

Shareholder	**Number of Shares**	**% of Share Capital**	**Number of Voting Rights***	**% of Voting Rights***
Wendel Investissement (formerly CGIP)	7,568,776	9.77	7,568,776	9.65
Caisse des Dépôts et Consignations (CDC)	4,962,375	6.41	6,578,130	8.39
Franklin Templeton Group	7,827,261	10.11	7,827,261	9.98
Public	56,277,358	72.65	56,441,520	71.98
Treasury shares	823,254	1.06	0	0.00
Total	**77,459,024**	**100.00**	**78,415,687**	**100.00**

* Assuming that the double voting rights held by shareholders will remain unchanged.

Effect on Valeo's Consolidated Financial Statements

For information purposes only, the effects of the Offer on Valeo's consolidated shareholders' equity and net income were calculated for Valeo's consolidated financial statements (prepared under French generally accepted accounting principles) for the year 2004, based on the following assumptions:

- Repurchase for €250 million at a price of €40 per share, or 6,250,000 shares, then cancellation of the repurchased shares;
- Financial charges at a rate of 4.0% per year before tax; given available loss carry-forwards, the tax savings that would otherwise result from the deduction of financial charges was not taken into account;
- Transaction costs estimated at €1.0 million before tax; given available loss carry-forwards, the tax savings that would otherwise result from the deduction of transaction costs was not taken into account;
- Theoretic potential number of shares of 92.6 million; the difference between this theoretic potential number and the average weighted number of shares outstanding in 2004 (82.2 million shares) corresponds to:
    - o 0.5 million shares potentially created by exercise of share options granted to employees and corporate officers (the calculation of the number of shares potentially created is based on the share price at close of trading on March 8, 2005 (the first trading day after the initial announcement of the Offer) of €36.32 and uses the share repurchase method that allows for the identification of "non-repurchased" shares that have been added to the outstanding ordinary shares and thereby constitute the dilutive effect);
    - o 10.0 million shares potentially created after the conversion of the OCEANEs.

Based on these assumptions, the theoretic effect of the Offer on the consolidated financial statements for fiscal year 2004 (entire year) would have been the following, after cancellation of the repurchased shares, assuming that at least 6,250,000 shares are validly tendered:

	Before Repurchase and Cancellation	**Pro Forma After Repurchase and Cancellation**
Shareholders' equity (in millions of euros)	1,730	1,469
Shareholders equity before deducting minority *interests (in millions of euros)*	1,844	1,583
Net Financial Debt (in millions of euros)	500	761
Net Income (in millions of euros)	150	140
Weighted Average Number of Outstanding Shares (millions)	82.2	76.0
Net Income per Share - basic (euros/share)	1.83	1.84
Weighted Average Number of Outstanding Shares, adjusted for potential dilution (millions)	92.6	86.4
Net Income per Share - diluted (euros /share)	1.74	1.75

Effect on Market Capitalization

Based on the value of Valeo's shares of €35.51 at close of trading on March 7, 2005, before the initial announcement of the Offer, market capitalization was €2,972.5 million, and Valeo had 83,709,024 shares outstanding.

Following the Offer, assuming that at least 6,250,000 shares are validly tendered, the number of shares will be 77,459,024 and the market capitalization of Valeo will be:

- On March 7, 2005 (last trading day before initial announcement of the Offer): €2,750.6 million, based on a value of €35.51 per share;
- On April 13, 2005 (close of trading the day following the filing of the French information document with the *Autorité des marchés financiers*): €2,765.3 million, based on a value of €35.70 per share.
- On May 3, 2005 (last available trading day before distribution of this document): €2,618.1 million, based on a value of €33.80 per share.

Appraisal of Offer Price:

The appraisal of the Offer Price as explained below is a summary of the evaluation performed by Valeo's financial advisers following standard evaluation methods. The methods were chosen based on Valeo's specific characteristics, size, and industry.

Methods Used

The following methods were used in the appraisal of the Offer Price:

- Quoted market price;
- Multiples of comparable quoted companies;
- Multiples of recent comparable transactions; and
- Yield.

Prospective financial data were established using a market consensus based on research reports available on April 6, 2005, after publication of the year 2004 figures. This prospective data was not verified in any way or audited by Valeo's financial advisors.

1. Quoted Market Price

Valeo's shares are listed on the Eurolist market of Euronext Paris. They are included in the following indices: SBF 120, Euronext 100, DJ Eurostoxx, and S&P Euro Index. On March 31, 2005, the float, defined as the total number of shares decreased by Valeo's treasury shares (823,254 shares) and those held by Wendel Investissement, Caisse des Dépôts et Consignations, and Franklin Templeton, was 60,867,035 shares, or 72.7% of the share capital. The average daily volume exchanged over the twelve months preceding the initial announcement of the Offer is 484,453 shares. This corresponds to a 206% turnover of the float over the same period. Valeo's shares are well-analyzed (at least 16 analysts have published research reports since January 1, 2005). They thus enjoy liquidity and research-analyst coverage sufficient for using the evolution of their quoted market price as a criterion in the appraisal of the Offer Price.

The Offer Price of €40 per share represents the following premiums over the quoted market price preceding the reference date of March 7, 2005, the date of the initial announcement of the Offer.

	Volume exchanged			
	Number of Shares	Value (K€)	Weighted Average Price (2) (€)	Premium (%)
Quoted Market Price				
Last quoted price: March 7, 2005 (1)	461,624	16,392	35.51	12.6%
Average 1 month	16,584,715	584,502	35.24	13.5%
3 months	37,156,443	1,221,283	32.87	21.7%
6 months	78,169,851	2,430,994	31.10	28.6%
12 months	125,473,403	4,010,179	31.96	25.2%
Highest quoted price in a session over 1 year			37.45	6.8%
Lowest quoted price in a session over 1 year			27.22	47.0%

(1) Announcement after close of trading
(2) Volume-weighted share price on March 7, 2005
Note: quoted share prices are those quoted at close of trading
Source: FactSet

The Offer Price represents a premium of 12.6% over the last closing price before the initial announcement of the Offer, of 13.5% over the weighted average closing prices over the last month before the announcement, and of 21.7% over the weighted average closing prices over the three months before the announcement.

2. Comparable Quoted Companies

The comparable quoted companies valuation method consists of applying multiples of a sample set of comparable quoted companies to Valeo's financials.

Multiples of enterprise value over EBITDA and EBITA were used. These metrics are not affected by differences in capital structure among the various companies, and are the multiples most frequently used by financial analysts and investors in their evaluations of companies in the sector. Multiples of sales were not used because sales figures do not account for profitability differences among the companies. Multiples are based on 2005 and 2006 forecasts as companies are valued by the market based on their expected future performance.

Enterprise value is defined as follows: market capitalization + net financial debt + minority interests (at book value) – shares of equity affiliates (at book value). EBITA is defined as consolidated operating profits before amortization of goodwill and after deduction of recurring restructuring costs, and EBITDA is defined as EBITA increased by depreciation of operating assets.

Financial forecasts were taken from the most recently published report available on April 6, 2005, that contained financial projections and was in line with market consensus. In the absence of information on the impact of IFRS standards on historical data or on the analyst projections, the financial statements for the companies in the sample were not restated. For the determination of forecasts for Valeo, a market consensus was established using research reports available after the publication of the 2004 results. The following research reports were included in the consensus:

Cheuvreux	March 24, 2005
Citigroup	March 30, 2005
Deutsche Bank	February 11, 2005
Exane BNP Paribas	February 14, 2005
Goldman Sachs	February 11, 2005
Ixis	February 11, 2005
Lehman Brothers	February 11, 2005
Merrill Lynch	February 14, 2005
Oddo	February 11, 2005
Société Générale	February 11, 2005
UBS	March 24, 2005

For information purposes, the figures calculated for Valeo are as follows:

- Number of diluted shares: 83,338,778 (83,709,024 shares issued - 823,254 treasury shares + 453,008 shares issued from the potential exercise of options). The potential dilution that would result from the conversion of the OCEANEs was not taken into account because the conversion price (€46.40 per share) is significantly higher than both the current quoted market price and the Offer Price;
- Value of net financial debt: €824 million. This value represents the amount of net financial debt of €500 million on December 31, 2004, as reported by Valeo, increased by the debt of €324 million related to the acquisition of Johnson Controls' Engine Electronics Division ("JCEED"), announced on January 10, 2005;
- EBITDA of €866 million for fiscal year 2004, €923 million for fiscal year 2005, and €1,015 million for fiscal year 2006;
- EBITA of €332 million for fiscal year 2004, €347 million for fiscal year 2005, and €428 million for fiscal year 2006.

Two sample sets of comparable companies were used, both composed of automobile equipment manufacturers with international operations and whose clients include the largest automobile manufacturers:

- American automobile equipment manufacturers: BorgWarner, Dana, Johnson Controls, Lear, Magna International, and TRW Automotive Holdings. Delphi and Visteon were excluded from the sample set because of their specific situations related to ongoing operational and financial restructurings.
- European automobile equipment manufacturers: Autoliv, Continental, Faurecia, GKN, Michelin, and Tomkins.

The following table shows the average multiples drawn from the sample sets of comparable companies at close of trading on April 6, 2005:

American automobile equipment manufacturers:

	EV/EBITDA		EV/EBITA	
	2005E	2006E	2005E	2006E
Average of multiples	5.0x	4.6x	8.2x	7.4x
Implied price per share (€)	44.90	46.09	23.86	27.78
Premium /(discount) implicitly offered	(10.9%)	(13.2%)	67.7%	44.0%

European automobile equipment manufacturers:

	EV/EBITDA		EV/EBITA	
	2005E	2006E	2005E	2006E
Average of multiples	5.2x	5.0x	8.8x	8.3x
Implied price per share (€)	47.24	49.99	26.49	32.33
Premium /(discount) implicitly offered	(15.3%)	(20.0%)	51.0%	23.7%

The application of the average multiples from the sample set of automobile equipment manufacturers to Valeo's financial metrics results in a valuation ranging between €23.86 and €49.99 per share. The Offer Price of €40 per share thus represents a premium of 8.3% over €36.92, the midpoint of this range.

3. Comparable Transactions

The comparable transaction method consists of applying multiples paid in comparable transactions to Valeo's financial metrics. The most comparable company within the sample set is TRW Inc., whose automobile activities were acquired by Blackstone in a leveraged buyout in November 2002. This transaction had an EBITDA multiple of 4.2x (based on EBITDA over the twelve months preceding the transaction). This valuation method results in a value of €37.24 per share for Valeo (after accounting for restructuring costs and using a net financial debt of €500 million, excluding the acquisition of JCEED announced on January 10, 2005, which is in line with the methodology used).

4. Yield

For information purposes only, based on net dividends (excluding the former French dividend tax credit) distributed during fiscal years 2000-2004, the proposed price of €40 per share results in the net yield presented below:

	Dividend Per Share (€)	Net Yield (%)
In € per share		
2000	1.35	3.4%
2001	0.70	1.8%
2002	1.00	2.5%
2003	1.05	2.6%
2004	1.10	2.8%

Rejected Methods

The following methods were not considered relevant in determining the Offer Price:

1. Net Financial Assets per Share

Valeo's consolidated net financial assets per share as of December 31, 2004 were €20.93 per share (excluding treasury shares). This amount is not relevant because it does not account for the projected growth and profitability of the group.

2. Net Revalued Assets

This approach, often used for the valuation of companies whose assets include minority financial interests, was not used because Valeo's assets are essentially majority-controlled operating assets.

Summary of Results

The following table sets forth the results derived from the multi-criteria analysis and shows the resulting premiums represented by the Offer Price of €40 per share.

	Price Per Share (€)	Premium (%)
Quoted Market Price		
On March 7, 2005	35.51	12.6%
1 month	35.24	13.5%
3 month	32.87	21.7%
6 month	31.10	28.6%
12 month	31.96	25.2%
Comparable Companies	36.92	8.3%
Comparable Transactions	37.24	7.4%
Net Yield		2.8%

Offer Timetable:

The following schedule sets forth the dates of significant events relating to the Offer. Items in italics are events that have already occurred as of the date of this document.

Date:	**Event:**
March 7, 2005	*Valeo Board of Directors' decision authorizing a capital reduction by means of an OPRA and an OPAS.*
April 12, 2005	*Plan for the Offer submitted to the Autorité des marchés financiers ("AMF").*
April 28, 2005	*AMF approval of the French information document (Note d'Information) subject to the General Shareholders' Meeting's approval of the resolution authorizing the OPRA.*
May 2, 2005	*Publication of the final Note d'Information in the French financial press.*
May 3, 2005	*Valeo General Shareholders' Meeting (on second call) authorizing a capital reduction by means of an OPRA.*
May 4, 2005	• *Deposit of the minutes of the General Shareholders' Meeting with the clerk of the Tribunal de Commerce.* • *Beginning of creditors' opposition period for the capital reduction.* • *Publication of a press release informing the market of the authorization of the OPRA by the General Shareholders' Meeting.* • *Opening notification by Euronext and the AMF setting the timetable of and reiterating the procedures for the Offer.*
May 6, 2005	• Beginning of the Offer Period. • Publication of a notice announcing the OPRA in a legal announcement journal and in the BALO.
May 25, 2005	End of creditors' opposition period for the capital reduction.
June 3, 2005	End of the Offer Period.
June 16, 2005	• AMF publication of notice of final results. • Euronext publication of settlement and delivery timetable.
June 20, 2005	Meeting of the Board of Directors confirming the capital reduction
On or about June 21, 2005	Settlement.

Taxation:

The following is a summary, under current law, of certain French and U.S. federal income tax considerations that may be relevant to an investor's decision to participate in the Offer. This summary is based on law, regulations, rulings and decisions now in effect, which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to a given investor's situation, particularly if the investor is subject to special rules. Investors should consult their tax advisers about the tax consequences of the Offer, including the relevance to their particular situations of the considerations discussed below, as well as the effect of state, local or other tax laws.

CERTAIN FRENCH TAX CONSIDERATIONS

The following discussion generally summarizes the material French income tax consequences of the tender and sale of shares in connection with the Offer for a holder that is not a French resident for tax purposes and does not hold its shares in connection with a permanent establishment or fixed base through which a holder carries on business or performs personal services in France (in any such case, a "non-resident holder"). It is based on laws and treaties of general applicability in force as of the date hereof, and the official interpretation thereof, all of which are subject to change. Shareholders are urged to consult their own tax advisors before tendering their shares.

The French tax treatment of a tender and sale of shares in the Offer will depend on whether a holder tenders into the OPRA or into the OPAS.

Tender into the OPRA. Because a purchase of shares in the OPRA will be treated as a capital reduction under French law, a shareholder selling shares in the OPRA will be considered to have received a distribution of income on securities. The amount of the distribution will be equal to the excess of the Offer Price over the amount considered to constitute a reimbursement of capital. The distribution would be subject to French withholding tax at the rate of 25%, subject to reduction in accordance with applicable tax treaties. Under the income tax treaty between the United States and France, the rate of withholding tax would be 15%. U.S. investors must submit forms claiming eligibility for treaty benefits to the French tax authorities in order to benefit from the reduced rate of withholding (or to obtain a refund of excess withholding, if the form is not submitted prior to payment of the purchase price in the OPRA). U.S. investors should consult their tax advisors as to the availability of treaty benefits and the procedures for claiming those benefits.

Based on Valeo's stated capital and other amounts contributed to its capital, the Offer Price would be considered to be a reimbursement of capital in the amount of €9.98 per share, and a distribution in the amount of €30.02 per share. Valeo has applied for a tax ruling that, if granted, would permit withholding tax to be based on the difference between the Offer Price and the price at which a non-resident holder actually purchased its shares. If this ruling is granted, paying agents would be responsible for asking non-resident payees who wish to take advantage of the ruling to provide evidence of the price at which they purchased the shares. The paying agents would be required to forward this evidence to Valeo. No assurance can be given that the requested ruling will be granted.

Tender into the OPAS. The sale of shares in the OPAS will be treated as a taxable sale of the shares. A non-resident holder will not be subject to French capital gains tax on the sale of shares in the OPAS.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax consequences of the Offer that may be relevant to a beneficial owner of Valeo shares (the "Shares") that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of the Shares (a "U.S. Holder"). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion does not deal with special classes of holders, such as dealers in securities or currencies, traders that mark to market, banks, regulated investment companies, financial institutions, insurance companies, tax-exempt organizations, persons holding Shares as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction, persons that actually or constructively own 10 percent or more of the voting stock of Valeo, or persons that have a functional currency other than the U.S. dollar. This discussion assumes that the Shares are held as "capital

assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code "). This summary does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction.

Each U.S. Holder should consult its own tax advisor with regard to the Offer and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.

The Purchase of Shares

For U.S. federal income tax purposes, a U.S. Holder that tenders its Shares pursuant to the Offer will be treated as having redeemed its Shares in a taxable transaction. The redemption will be treated either as sale or exchange, or, alternatively, as a dividend, depending on the U.S. Holder's specific circumstances.

The redemption of Shares will be taxable as a sale or exchange for U.S. federal income tax purposes if the redemption is (i) "substantially disproportionate," (ii) "not essentially equivalent to a dividend," or (iii) completely terminates the U.S. Holder's interest in Valeo. In determining whether one of these tests is met, a U.S. Holder must take into account Shares of Valeo it actually or constructively owns (for example, through ownership of convertible bonds, ownership by family members or otherwise). These rules are complex and dependent upon the specific factual circumstances particular to each U.S. Holder.

The redemption of Shares generally will be "substantially disproportionate" if the percentage of Shares owned actually or constructively by the holder immediately following the redemption is less than 80 percent of the percentage of Shares owned immediately prior to the redemption.

The redemption of Shares will be "not essentially equivalent to a dividend" if the reduction in the U.S. Holder's proportionate interest in Valeo by reason of the redemption constitutes a "meaningful reduction" given the holder's particular facts and circumstances. Depending upon the specific facts and circumstances surrounding a particular holder's ownership of Shares, even a small reduction in the holder's equity interest may satisfy this test. For example, the Internal Revenue Service has indicated in a published ruling that any reduction in the percentage interest of a stockholder whose relative stock interest in a publicly held company is minimal and who exercises no control over corporate affairs should constitute a "meaningful reduction."

The redemption of Shares generally will completely terminate the U.S. Holder's interest in Valeo if all of the Shares actually and constructively owned by the U.S. Holder are tendered pursuant to the Offer.

U.S. Holders should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a U.S. Holder are tendered pursuant to the Offer, fewer than all of the Shares may be purchased by Valeo. Thus, proration may affect whether the surrender by a U.S. Holder pursuant to the Offer will meet any of the tests above. U.S. Holders should consult their own tax advisers to determine whether, in their particular circumstances, the redemption of Shares will meet any of the tests listed above.

A U.S. Holder that meets any of the tests listed above for the redemption to be treated as a sale or exchange will recognize a capital gain or loss equal to the U.S. dollar amount of the cash realized in the redemption over the holder's adjusted tax basis in the Shares redeemed. Such gain or loss generally will be long-term capital gain or loss if the holder has held its Shares for more than one year. Gain generally will be considered income from sources within the United States for foreign tax credit purposes.

A U.S. Holder that does not meet any of the tests listed above for the redemption to be treated as a sale or exchange generally will be taxed on the receipt of cash as a foreign source dividend. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the Shares will be subject to taxation at a maximum rate of 15% if the dividends are "qualified dividends." Dividends paid on the Shares will be treated as qualified dividends if (i) Valeo is eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) Valeo was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ("PFIC"). The income tax treaty between France and the United States has been approved for the purposes of the qualified dividend rules. Valeo expects to qualify for benefits under the income tax treaty between France and the United States. Based on the Valeo's audited financial statements and

relevant market data, Valeo believes that it was not treated as a PFIC for U.S. federal income tax purposes with respect to its 2004 taxable year. In addition, based on Valeo's audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, Valeo does not anticipate becoming a PFIC for its 2005 taxable year.

French taxes paid by a U.S. Holder on the redemption of the Shares generally should be treated, up to the applicable rate under the treaty between France and the United States, as a foreign income tax that, subject to generally applicable limitations and special rules in the case of qualified dividends, is eligible for credit against a U.S. Holder's U.S. federal income tax liability or, if such U.S. Holder elected to deduct such taxes, may be deducted in computing taxable income.

As discussed above, gain realized on a sale or exchange of the Shares generally will be treated as U.S. source income, and, therefore, the use of foreign tax credits relating to any French taxes imposed on the redemption may be limited. As a result, a U.S. Holder that tenders into the OPRA and that is considered to have realized a taxable gain (as opposed to dividend income under the circumstances described above) may not be able to make effective use of the credit for the French withholding tax described above against the capital gains tax payable by that U.S. Holder in the United States.

The rules relating to determination of the U.S. foreign tax credit are complex. Accordingly, U.S. Holders should consult with their own tax advisors to determine whether and to what extent the credit will be available.

Backup Withholding and Information Reporting

The cash paid pursuant to the Offer to a U.S. Holder generally may be subject to information reporting and may be subject to backup withholding unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number on an Internal Revenue Service Form W-9, certifies that no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. Holder's federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Contact Information:

Questions relating to the Offer may be addressed to Valeo as follows:

Valeo
43, rue Bayen
75017 Paris, France

Kate Philipps, Communications Director
Tel: + 33 (0)1 40 55 20 65

Rémy Dumoulin, Director of Financial Relations
Tel: + 33 (0)1 40 55 29 30